TAHOE RESOURCES ANNOUNCES DETAILS OF FOURTH QUARTER AND YEAR-END
2016 CONFERENCE CALL AND WEBCAST

VANCOUVER, British Columbia – February 9, 2017 – Tahoe Resources Inc. (“Tahoe”) (TSX: THO; NYSE: TAHO) today announced that the Company will release its financial and operating results for the fourth quarter and full-year 2016 after the market close on Thursday, March 9, 2017. The Company will then host a conference call to review the results the following morning, Friday, March 10, 2017, at 10:00 a.m. ET (7:00 a.m. PT). Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.tahoeresources.com.

Participant call-in numbers:
1-800-319-4610 (toll free from Canada and the U.S.)
+1-604-638-5340 (from outside Canada and the U.S.)

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

For further information, please contact:
Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298